SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                               ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                             (Amendment No. 3) (1)


                         Stelmar Shipping Ltd. (SJH)
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                               (Name of Issuer)


                   Common Stock, Par Value $0.02 per share
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                        (Title of Class of Securities)

                                  V8726M103
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                                (CUSIP Number)

                             George Karageorgiou
                             c/o Stelinvest Corp.
                                Status Center
                                2A Areos Str.
                              Vouliagmeni, 16671
                                Athens, Greece
                            Tel: 011-301-967-0001
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                March 21, 2003
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            (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1)  The  remainder  of this  cover  page  shall be filled  out for a  reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  V8726M103
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelphi Holding Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [X]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     1,976,006

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     1,976,006

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,976,006

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     11.7%

14.  TYPE OF REPORTING PERSON*

     HC

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.   V8726M103
            ---------------------

     This Amendment No. 3 to Schedule 13D is being filed for the purpose of clarifying the terms of the transaction disclosed in the Second Amended
     Schedule 13D which reported the sale by Stelshi Holding Ltd. ("Stelshi") of an aggregate of 335,041 shares of common stock, $0.02 par value of Stelmar Shipping Ltd. (the "Issuer") to Stelphi Holding Ltd. ("Stelphi") on March 21, 2003 in a private transaction under Section 4(2) of the Securities Act of 1933, as amended (the "Sale"). This Third Amended
     Schedule 13D clarifies that the Sale was made pursuant to a purchase and sale agreement between Stelios Haji-Ioannou, the sole shareholder of Stelshi, and Polys Haji-Ioannou, the sole shareholder of Stelphi, that was executed on January 29, 2003.

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Item 1.    Security and Issuer.

     The name of the Issuer is Stelmar Shipping Ltd., a Liberian corporation. The Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the issuer's common stock, par value $0.02 per share (the "Shares").

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Item 2.    Identity and Background.

     No change from the Second Amendment to Schedule 13D.

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Item 3.    Source and Amount of Funds or Other Consideration.

     No change from the Second Amendment to Schedule 13D.

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Item 4.    Purpose of Transaction.

     No change from the Second Amendment to Schedule 13D.

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Item 5.    Interest in Securities of the Issuer.

     No change from the Second Amendment to Schedule 13D.

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Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On January 29, 2003, the sole shareholder of Stelshi Holding Ltd., as the Seller, and the sole shareholder of Stelphi Holding Ltd., as the buyer, entered into a Stock Purchase Agreement (the "Agreement") for the purchase and sale of the number of Shares having an aggregate purchase price per share of $5,000,000. The purchase price per share was equal to the average closing price of the Issuer's common shares traded on the New York Stock Exchange over a two week period commencing January 30, 2003, through February 13, 2003, discounted by 5%. The Shares were transferred from Stelshi to Stelphi on March 21, 2003.
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Item 7.    Material to be Filed as Exhibits.

     None.

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                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                       April 8, 2003
                                        ----------------------------------------
                                                         (Date)


                                                   /s/ George Karageorgiou
                                        ----------------------------------------
                                                       (Signature)


                                                   George Karageorgiou
                                                   President
                                        ----------------------------------------
                                                       (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


21719.0001 #397140